James R. Levey Direct: (314) 259-2296 jrlevey@bryancave.com

August 29, 2008

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549 Attention: Angela Crane and Julie Sherman
Re:	Graybar Electric Company, Inc.

Form 10-K for the fiscal year ended December 31, 2007

File No. 000-00255

Ladies and Gentlemen:

We are writing this letter on behalf of Graybar Electric Company, Inc. (“Graybar” or the “Company”) in response to the letter, dated August 13, 2008, of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) regarding the above-referenced filing.

This letter sets forth the Staff comment in italics, which is followed by the Company’s response.

Amendment to Form 10-K filed August 7, 2008

Item 9A(T). Internal Control Over Financial Reporting

1.          We see that in your amended 10-K your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. We also note in your response that management does not believe that its failure to include its report on its assessment of internal control over financial reporting impacts its conclusion that its disclosure controls and procedures as of the end of the fiscal year ended December 31, 2007 were effective. Please explain the basis for management's conclusion considering the definition of disclosure controls and procedures, which, in part, says that effective disclosure controls and procedures ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Refer to the guidance in Exchange Act Rule 13a-15(e). Further, also tell us how you considered the fact that failure to provide management report renders the annual report materially deficient and adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. We refer you to Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. Otherwise, please

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August 29, 2008

further amend the 10-K to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.

Overview

Company management does not believe that the omission of a complete, discrete, and identified report on its assessment of internal control over financial reporting materially affects its conclusion, as set forth in the Form 10-K (the “Form 10-K”), that its disclosure controls and procedures as of the end of the fiscal year ended December 31, 2007 were effective to ensure that information required to be disclosed in the reports filed or submitted by the Company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) was recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. In reaching this conclusion, management relied on the definition of disclosure controls and procedures and the Staff’s limited guidance regarding the practical application of the definition, as well as on management’s review of, participation in, and understanding of the processes and procedures relating to disclosure controls that the Company had in place and utilized at December 31, 2007.

The Staff has advised issuers that disclosure controls and procedures should be designed in light of the issuer’s specific circumstances, and that there is no “one-size fits all” approach to compliance with the requirement. As discussed below, at December 31, 2007, Graybar’s disclosure controls consisted of various elements, which on the whole, operated effectively at a reasonable assurance level and gave management no reason to conclude otherwise.

Graybar wishes to stress that its management did indeed complete the substantive work for its management’s assessment of internal control over financial reporting as of December 31, 2007. In fact Graybar expended significant resources, including extensive management and internal audit hours (estimated at over 7,000 hours in 2007 alone) as well as $300,000 with qualified external advisors. In the context of this review, no material weaknesses were identified, and management concluded that internal control over financial reporting was effective at the requisite reasonable assurance level. The results of this extensive and thorough review were reported to Graybar’s CFO, CEO and Audit Committee in a timely fashion. However, it is acknowledged that errors occurred in connection with furnishing a complete management’s report on internal control over financial reporting in the Company’s Form 10-K.

Graybar’s substantive disclosure controls were in place and were effective at December 31, 2007; the interpretation by Graybar disclosure personnel of the form in which the Staff expects or desires to see the content of management’s report as presented in the Company’s periodic filings was inconsistent with the Staff’s expectation. As discussed below and as demonstrated in a history of correspondence with the Staff in the context of pre-Sarbanes-Oxley era reviews, Graybar is not the typical public reporting company. In response to the Staff’s initial letter, Graybar has amended its Form 10-K to include management’s report on internal control over financial reporting, which disclosed

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August 29, 2008

management’s conclusion that internal control over financial reporting was effective at December 31, 2007.

Graybar’s management concluded and respectfully maintains that its disclosure controls and procedures were effective at the reasonable assurance level at December 31, 2007.

As noted earlier, Graybar expended significant resources, including extensive management and internal audit hours as well as significant fees paid to qualified “Big Four” accounting firms to review specific components of its internal control environment in pursuit of full compliance with the Sarbanes-Oxley Act of 2002, including the Commission’s related rules and regulations under the Exchange Act. Graybar management did not ignore the substance of the requirement that management evaluate the Company’s internal control over financial reporting at December 31, 2007 to determine if, in management’s judgment, its internal control over financial reporting was effective at December 31, 2007.

The Commission has commented that there is considerable overlap between disclosure controls and procedures and internal control over financial reporting. However, there are some elements of disclosure controls that are outside of the scope of internal control over financial reporting, and there are some elements of internal control over financial reporting that may fall outside of the scope of an issuer’s disclosure controls and procedures. The elements of internal control over financial reporting that provide reasonable assurances that transactions are recorded as necessary to permit preparation of the financial statements in accordance with generally accepted accounting principles would always be included in the company’s disclosure controls and procedures. The focus of disclosure controls and procedures is to “ensure timely collection and evaluation of information potentially subject to disclosure under the requirements of Regulation S-X, Regulation S-K. . . The procedures should capture information that is relevant to an assessment of the need to disclose developments and risks that pertain to the issuer’s businesses.” SEC Rel. 33-8238 (June 2003). This overlap, among other things, has led the Staff not to object to management’s view that disclosure controls and procedures should be effective at a “reasonable assurance” and not absolute perfection, level. See Id.

Graybar management reasonably concluded, with “a degree of assurance as would satisfy prudent officials in the conduct of their own affairs,” that its Form 10-K was complete, including that Item 9A(T) disclosures had been made. The evaluation is to be “of effectiveness overall,” and so specific omissions should not automatically compel a conclusion that the controls were ineffective. SEC Rel. 33-8238 (June 2003).

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August 29, 2008

Management’s conclusion that disclosure controls and procedures were effective was based on the Company’s understanding of Rule 13a-15(e) under the Exchange Act and on facts that Graybar management believed to be relevant as of the evaluation date with respect to its evaluation of disclosure controls, including the following:

•	Management’s evaluation and conclusion that internal control over financial reporting was effective, which represents a significant portion of the Company’s disclosure controls and procedures;
•

The Company’s Finance Committee, which was comprised of 9 Company officers, its Audit Committee (including 5 non-Finance Committee members) and Corporate Accounting management group (5 individuals, including the Director of Tax and Director of Financial Reporting and Compliance) function as Graybar’s informal disclosure committee;

•

The Company’s written contract authority, code of ethics and other policies, and the role of its executive management in coordinating the disclosure process, as applied in the context of a culture that requires compliance and continuing legal and compliance education;

•

The Company’s clear system of allocating responsibility for verifying different aspects of its disclosure to the appropriate officers and employees in charge of various departments and functions within the Company, and the employment of a Director of Financial Reporting and Compliance;

•	The Company’s system of written checklists and other analytical tools for assessing the completeness of the financial statements and other disclosures in its annual and quarterly reports;
•	The Company’s system of redundant and thorough reviews of its disclosures in its periodic reports, including page-by-page review of same by the Company’s Finance Committee and Audit Committee; and
•	The Company’s procedures for maintaining detailed working papers to support the disclosure in its financial statements.

The Company respectfully asserts that the omission of the complete management’s report in the Form 10-K was not conclusive evidence that its disclosure controls were ineffective. The Staff has advised, “[w]hile the evaluation is of effectiveness overall, a company’s management has the ability to make judgments (and it is responsible for its judgments) that evaluations. . . should focus on developments since the most recent evaluation, areas of weakness or continuing concern or other aspects of disclosure controls and procedures that merit attention.” (SEC Rel 33-8238). Graybar included information regarding effectiveness of internal control over financial reporting and management’s

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acknowledgement of its responsibility with respect to such matters in the Form 10-K in the Section 302 officer’s certifications filed as Exhibits 31.1 and 31.2 to the Form 10-K. These certifications for the first time disclosed that Graybar management designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Graybar personnel believed that the disclosure that Graybar provided in its Form 10-K, including on the revised certifications, was sufficient at December 31, 2007 to satisfy the requirement that the Form 10-K include management’s report on internal control over financial reporting. In the judgment of Graybar management, based on advice from Company personnel and other advisors regarding the interpretation of the temporary disclosure requirement in Item 9A(T), the Company had complied with the Form’s requirements. The information regarding effectiveness of internal control over financial reporting and management’s acknowledgement of its responsibility with respect to such matters were both included in the Form 10-K in the Section 302 officer’s certifications, which had been revised to include the additional standard language that first applied to the Company for the year ended after December 15, 2007. The Form 10-K had been reviewed and/or commented upon in draft form by over 20 Graybar personnel (including the Finance Committee, Audit Committee and Executive Committee of the Graybar Board of Directors) and the Company’s outside advisors. When viewed within the context of effectiveness overall, the Company’s disclosure controls and internal control over financial reporting were operating effectively, notwithstanding the omission of the complete management’s report on internal control over financial reporting. On the basis of these reviews and the other processes which had been put in place in anticipation of the newly applicable requirement, upper management reasonably concluded that the disclosure controls were effective at a reasonable assurance level at December 31, 2007.

Interpretation 115.02

At the request of the Staff, Graybar has reviewed the Regulation S-K Compliance and Disclosure Interpretation 115.02. The interpretation notes that “If management did not complete the evaluation and provide the report as required by Item 308T, the company would not be timely or current in its Exchange Act reporting.” The interpretation then also notes, “it would result in the company not being eligible to file new Forms S-3 or Form S-8 registration statements and the loss of the availability of Rule 144.” Graybar does not believe that the interpretation is applicable to its circumstances because Graybar management did complete the evaluation of the Company’s internal control over financial reporting, and moreover, Graybar has amended the Form 10-K to include the management’s report.

The Staff’s view that a company’s annual report is materially deficient should apply to companies which did not perform or complete the evaluation of internal control over financial reporting. As stated earlier, the Company did complete the evaluation, and therefore the situation contemplated by Interpretation 115.02 is not directly applicable to Graybar. In addition, considering Graybar’s particular circumstances with respect to its stock ownership, its fixed stock price, and lack of trading

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(each of which is discussed further below), the consequences described in 115.02 differ for Graybar from that of most other companies that are subject to registration under Section 12 or Section 15(d), including other non-accelerated filers.

About Graybar

Graybar does not use Form S-3 or Form S-8. Graybar is not eligible to use Form S-3 because of the size of its public float, which is nonexistent by design. Moreover, Graybar does not rely on Form S-8, as its employee stock purchase plan is not eligible for the Form due to, among other things, participation by eligible retirees in the year of their retirement. Rule 144 similarly has no practical meaning for Graybar, as offers and sales to the issuer of restricted securities are not covered by that Rule. Public disclosure does not and cannot affect the price of Graybar common stock, and Graybar has no other publicly held securities. The Staff of the Division of Corporation Finance has effectively acknowledged the almost unique nature of Graybar and its Voting Trust in connection with its annual securities offering to employees and qualified retirees, resulting in, among other accommodations, the Company using Form S-1 for its offerings under its stock purchase plan and (as set forth in the explanatory note to the Voting Trust’s annual report on Form 10-K) responding to disclosure requirements that were previously contained in obsolete Form 16-K before the repeal of that form in 1982. However, despite this fact, Graybar management has devoted significant resources to Graybar’s disclosure controls and internal control over financial reporting infrastructure, in accordance with the requirements of the Exchange Act.

Only employees and certain retirees are permitted to hold Graybar stock. Graybar is a reporting company solely because it has over 8,000 employee (and retired former employee) owners of its outstanding common stock and consequently is required to file reports with the SEC under Section 15(d) of the Exchange Act. As described below, the only permitted means of acquiring Graybar stock is from the Company or, in rare instances, with its assistance. Only employees who have been employed by the Company on March 31 and remain employed continuously until October 1 in a given year, and retirees who retire between March 31 and October 1 of a given year, are permitted to acquire Graybar common stock. Only current employees and retirees who retire on other than a deferred pension are permitted to hold Graybar stock.

Graybar securities are subject by their terms to a right of first purchase option and do not trade. Graybar is a non-accelerated filer, but unlike many other such companies, Graybar does not have securities that are tradable without restriction on any securities exchange or other market. A trade or transfer of Graybar stock, except in permitted circumstances, would violate the Graybar Restated Certificate of Incorporation (the “charter”), which also fixes the price at which Graybar stock may be sold at $20 per share, plus any accrued and unpaid dividends.

Graybar’s charter includes restrictions on the disposition of Graybar’s shares, which are designed to ensure that Graybar maintains its historical character as being wholly employee owned. If a holder wishes to sell or dispose of his or her stock, the holder must first offer the Company (or a person

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designated by the Company) the opportunity to acquire the shares for their original issue price, or $20 per share, plus any accrued and unpaid dividends. If a holder dies or ceases to be an employee of the Company (other than in the case of a retirement on pension), or pledges his or her stock and then defaults, the Company has the same first purchase right as a term of its common stock. Maintaining broad-based, exclusive employee (and former employee) ownership has been a key aspect of Graybar’s corporate culture since 1929, and Graybar has consistently exercised its option to acquire shares in every instance. Under the Graybar charter, any transfer of shares in violation of the restrictions is void, and any transferee remains subject to the Company’s option to acquire the shares for the purchase price at which they should have been offered to the Company. For administrative ease, among other reasons, approximately 80% of the outstanding Graybar common stock is held in a voting trust, which further reduces the potential for stock transfers in violation of the charter. The enforceability of these mechanisms were upheld under the New York Corporation Law in a 1961 case before the highest court in New York state.

Conclusion

Graybar management does not believe that the omission of a complete, discrete and identified management’s report on internal control over financial reporting materially affects its conclusion, as set forth on the amendment to Form 10-K, that its disclosure controls and procedures as of December 31, 2007 were effective to ensure that information required to be disclosed in the reports filed or submitted by the Company under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. The omission of management’s report should not lead to the conclusion that its overall disclosure controls and procedures were ineffective for the reasons set forth above. Management was made aware of the temporary disclosure requirement on a timely basis. There was, however, no break-down in the substance behind the disclosure, which has been subsequently supplemented and completed in the Amendment to Form 10-K that has been filed with the SEC.

*        *        *

We appreciate the Staff’s review. If you require any additional information on this matter, or if we can provide you with any other information that would facilitate the completion of your review of this filing, please advise us at your earliest convenience. You may reach me at 314-259-2296, or by fax at 314-552-8296.

Very truly yours,

/s/ James R. Levey

JRL/llg

U.S. Securities and Exchange Commission

August 29, 2008

cc:	Mr. D. Beatty D’Alessandro, Senior Vice President and Chief Financial Officer, Graybar Electric Company, Inc.

Matthew W. Geekie, Esq., Senior Vice President, Secretary and General Counsel,
   Graybar Electric Company, Inc.

Mr. Martin J. Beagen, Vice President and Controller, Graybar Electric Company, Inc.

Alice W. Lehnhoff, Esq., Corporate Counsel, Graybar Electric Company, Inc.